

Mail Stop 3233

February 25, 2016

Simon J. Misselbrook
Chief Financial Officer, Treasurer
Cole Office & Industrial REIT (CCIT III), Inc.
2325 East Camelback Road, Suite 1100
Phoenix, Arizona 85016

> **Re:** **Cole Office & Industrial REIT (CCIT III), Inc.**
> **Registration Statement on Form S-11**
> **Filed January 26, 2016**
> **File No. 333-209128**

Dear Mr. Misselbrook:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosure throughout the prospectus so that your disclosure of the distribution and stockholder servicing fee is consistently linked to selling commissions and dealer manager fees. By way of example only, we note the "Estimated Use of Proceeds" table on page 69 describes the distribution and stockholder servicing fee in footnote 7 rather than footnote 1, which is linked to selling commissions and dealer manager fees.

.

Prospectus Summary

Why are you offering two classes of your common stock…?, page 1

2. Please revise to state how long a holder of a Class T share should expect to pay the distribution fees and the aggregate amount that a Class T holder should expect to pay before reaching the 10% cap.

3. We note the disclosure on page 2 that you will cease paying the distribution and stockholder servicing fee if the transfer agent determines that total selling commissions and distribution and stockholder servicing fees paid by a stockholder would be equal to 7% of the stockholder's total gross investment amount at the time of the purchase. Please tell us how such amount would be determined. In addition, please clarify for us and disclose, if true, that total selling commissions and dealer manager fees on the Class T shares would be approximately10% (5% selling commissions and dealer manager fees plus 5% distribution and stockholder servicing fees) if the distribution and stockholder servicing fees were paid in full.

4. We note your disclosure on page 2 that, in the event of any voluntary or involuntary liquidation, dissolution or winding up, or any liquidating distribution of your assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A shares and Class T shares ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. Please revise to clarify, if true, that NAV will be determined as a whole for both Class A and Class T based on the aggregate assets and then any differences in NAV attributable to each class will be determined.

Estimated Use of Proceeds of this Offering, page 15

5. Please revise your "Estimated Use of Proceeds" table to quantify the distribution fee in a footnote or otherwise.

Compensation to Our Advisors and Its Affiliates, page 18

6. Please revise to state that these fees can be increased without stockholder consent.

7. We note on page 19 that you reimburse your advisor for organization and offering expenses it incurs on your behalf. Please revise to disclose the amount of organization and offering costs it has incurred on your behalf to date. To the extent that you revise your amount, please update your disclosure elsewhere in the filing as appropriate.

8. Please add a column to your compensation table in the summary section and on page 89 to clarify the recipient of each of the fees.

Risk Factors, page 29

9.   We note your disclosure on page 32 that VEREIT has expressed its intent that it or one of its affiliates will purchase at least $2.5 million in Class A shares in this offering at a purchase price of $10.00. We further note on page 194 that affiliates may purchase Class A shares in the offering at a discount. Please revise to clarify whether VEREIT will purchase Class A shares at a price reflecting that the 7% selling commission and 2% dealer manager fee or advise.

10.   Please include risk factor disclosure related to the difficulty of terminating your advisor, even for poor performance, because the termination may trigger an obligation to pay your advisor a subordinated performance fee.

11.   We note your disclosure on page 152 that repurchases under your share redemption program will be based on the value per share as shown on the most recent account statement and the redemption price may be higher or lower than the price paid for the shares. If accurate, please include a risk factor that redemptions may dilute remaining shareholders or advise.

Estimated Use of Proceeds, page 69

12.   Please tell us how you considered it was appropriate to (i) omit the minimum offering amount in the "Estimated Use of Proceeds" table and (ii) combine the selling commissions and dealer manager fees.

Prior Performance Summary, page 129

13.   Please revise to include disclosure describing the suspension of selling agreements with several broker-dealers and the restatement of VEREIT's financial statements or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee, Senior Staff Accountant, at (202)-551-3468 at or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Seth K. Weiner
Morris, Manning & Martin, LLP